UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-38914

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Celularity Inc.
Former name if applicable
Address of principal executive office	170 Park Ave
City, state and zip code	Florham Park, NJ 07932

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Celularity Inc. (“Celularity”) will be unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period. Constraints in Celularity’s liquidity position and financial accounting staffing levels caused a delay in the financial close and reporting process and preparation of the consolidated financial statements. Celularity is working diligently and plans to file the 2024 Form 10-K as soon as practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Beers	(908)	845-4530
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total net revenues for the year ended December 31, 2024, are anticipated to be $54.2 million, an increase of $31.4 million, or 138.1%, compared to the prior year period. The increase was primarily driven by sales of Biovance 3L and Rebound. Total operating expenses for the year ended December 31, 2024, are anticipated to be $91.5 million, a decrease of $123.5 million, or 57.4%, compared to 2023. The decrease in operating expenses is attributable to the absence of goodwill and in-process research and development, or IPRD&D, impairments in 2024, compared to goodwill and IPR&D impairment charges of $112.3 million and $107.8 million, respectively, in 2023. Loss from operations for the year ended December 31, 2024, is anticipated to be $37.3 million, a decrease of $155.0 million, or 80.6%, compared to the previous year driven by lower operating expenses as described above and improved gross profit due to the increase in revenue and improved gross margin.

The amounts reported above are still under review and may differ once reported in the 2024 Form 10-K.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements in this filing about Celularity that are not historical facts are forward-looking statements based on Celularity’s current expectations, assumptions, estimates and projections. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. These forward-looking statements are based on our current expectations, which may not prove to be accurate. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Celularity’s beliefs and expectations relating to the filing of the 2024 Form 10-K and anticipated changes in results of operations. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in Celularity’s financial reporting, including the possibility that Celularity will not be able to file its 2024 Form 10-K within the extension permitted by Rule 12b-25 of the Exchange Act and the possibility that the ongoing review may identify errors or control deficiencies in Celularity’s accounting practices. Celularity disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Celularity Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2025		/s/ David Beers
	By:	David C. Beers
	Title:	Chief Financial Officer

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